SEC

17008794

A

# FORM X-17A-5
# PART III

SEC
Processing
Section

MAR 01 2017

Washington DC
415

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-68388 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concorde Investment Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19500 Victor Parkway, Suite 550
(No. and Street)

| Livonia | MI | 48152 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Hofer 248-824-6708
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

| 30435 Groesbeck Highway, | Roseville | MI | 48066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Rr

# OATH OR AFFIRMATION

I, Kathleen Hofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concorde Investment Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARK KOSANKE
NOTARY PUBLIC, STATE OF MI
COUNTY OF ST CLAIR
MY COMMISSION EXPIRES Oct 29, 2019
ACTING IN COUNTY OF OAKLAND

Kathleen A. Hofer
Signature

CFO
Title

Mark Kosanke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *CONCORDE INVESTMENT SERVICES, LLC*

***FINANCIAL STATEMENTS AND***
***SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5***
***OF THE SECURITIES AND EXCHANGE COMMISSION***

***FOR THE YEAR ENDED DECEMBER 31, 2016***

## *CONCORDE INVESTMENT SERVICES, LLC*

Financial Statements
and Supplementary Information

December 31, 2016

## *TABLE OF CONTENTS*

PAGE NO.

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC.
Livonia, Michigan

We have audited the accompanying financial statements of Concorde Investment Services, LLC, which comprise the balance sheet as of December 31, 2016 and the related statements of income, member's equity, and cash flows for the years then ended and the related notes to the financial statements. These financial statements are the responsibility of Concorde Investment Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 12 to 14, has been subjected to audit procedures performed in conjunction with the audit of Concorde Investment Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

## BALANCE SHEET
## DECEMBER 31, 2016

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 1,350,172 |
| Accounts receivable: | | |
| Brokers, dealers and clearing organizations | | 789,388 |
| Deposit - clearing organizations | | 75,012 |
| Parent company | | 75,871 |
| Related party | | 32,927 |
| Other | | 99,197 |
| Prepaid expenses | | 253,462 |
| ***TOTAL ASSETS*** | $ | 2,676,029 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accounts payable | $ | 446,959 |
| Accrued commissions | | 613,050 |
| Other accrued expenses | | 152,398 |
| Amount due to related party | | 6,791 |
| Deferred fees | | 102,054 |
| ***Total Liabilities*** | | 1,321,252 |
| **MEMBER'S EQUITY** | | |
| Member's equity | | 1,354,777 |
| ***TOTAL LIABILITIES AND MEMBER'S EQUITY*** | $ | 2,676,029 |

See accompanying notes.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Revenue: | |
| Commissions and fees | $ 22,461,244 |
| Interest income | 1,603 |
| ***Total revenue*** | 22,462,847 |
| Commissions and clearing charges: | |
| Commissions paid | 18,104,395 |
| Clearing charges | 124,837 |
| ***Total commissions and clearing charges*** | 18,229,232 |
| Gross profit from operations | 4,233,615 |
| Selling, general and administrative expenses | 3,424,581 |
| ***Income before provision for income taxes*** | 809,034 |
| Provision for taxes: | |
| Federal income tax | 279,000 |
| State taxes | 8,000 |
| ***Total provision for taxes*** | 287,000 |
| ***NET INCOME*** | $ 522,034 |

See accompanying notes.

## *STATEMENT OF MEMBER'S EQUITY*
## *YEAR ENDED DECEMBER 31, 2016*

| | Member's Equity |
|---|---|
| ***Balance at January 1, 2016*** | $ 832,743 |
| Net income | 522,034 |
| ***Balance at December 31, 2016*** | $ 1,354,777 |

See accompanying notes.

# CONCORDE INVESTMENT SERVICES, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| ***CASH FLOWS FROM OPERATING ACTIVITIES*** | | |
| Net income | $ | 522,034 |
| Adjustment to reconcile net loss to net cash used by operating activities: | | |
| Changes in: | | |
| Receivables | ( | 66,074) |
| Prepaid expenses | ( | 71,188) |
| Accounts payable and accrued expenses | ( | 528,898) |
| Deferred fees | | 813 |
| ***Total adjustments*** | ( | 665,347) |
| ***Net cash provided by operating activities*** | | |
| ***CASH FLOWS FROM FINANCING ACTIVITIES*** | | |
| Member's capital contributions | | — |
| ***Net cash provided by financing activities*** | | — |
| ***NET DECREASE IN CASH*** | ( | 143,313) |
| ***Cash and cash equivalents*** – Beginning of year | | 1,493,485 |
| ***Cash and cash equivalents*** – End of year | $ | 1,350,172 |

See accompanying notes.

## NOTE 1 – ORGANIZATION

Concorde Investment Services, LLC (the "Company") is a securities broker-dealer and was organized as a limited liability company. The Company received its articles of organization from the State of Michigan in July 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

### Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

### Federal Income Taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2016 is based on a separate return filing.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2013 or state income tax examinations for years before 2012.

**Subsequent Events**

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, which is the same date the financial statements were available to be issued.

## NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2016 charges for the services provided by Concorde Holdings, Inc. approximated $2,691,000, and are included in selling, general and administrative expenses in the accompanying statement of operations.

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2016, the Company's net capital totaled $501,231 which was $413,147 in excess of its required net capital of $88,084. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.64 to 1.

## NOTE 5 – LEASE COMMITMENTS

The Company leases office space under an operating lease expiring in December 2020. The remaining future minimum lease payments are as follows:

| Year Ended December 31 | Amount |
|---|---|
| 2017 | $ 111,000 |
| 2018 | 114,000 |
| 2019 | 117,000 |
| 2020 | 120,000 |
| Total | $ 462,000 |

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2016 rent expenses pursuant to this lease approximated $113,000 and is included in selling, general and administrative expenses in the accompanying statement of operations.

## NOTE 6 – CONTINGENCIES

At December 31, 2016, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by registered representatives of the Company. The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

Subsequent to December 31, 2016, the Company entered into a mutual settlement agreement to settle pending arbitration between individuals and the Company regarding claims related to the facilitation of customer requested distributions from an investment product made on their behalf by a registered representative of the Company. The settlement amount is for $77,500 and is included in accrued expenses at December 31, 2016.

## *SUPPLEMENTARY INFORMATION*

## *CONCORDE INVESTMENT SERVICES, LLC*

### *COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION*

| | |
|---|---|
| Total ownership equity | $ 1,354,777 |
| Deduct ownership equity not allowable for net capital | - |
| Total ownership equity qualified for net capital | 1,354,777 |
| Add: | |
| a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| b. Other deductions or allowable credits | - |
| Total capital and allowable subordinated liabilities | 1,354,777 |
| Deduction and/or charges: | |
| a. Total non-allowable assets from Statement of Financial Condition | 853,546 |
| b. Other deductions and/or charges | - |
| Other additions and/or allowable credits | - |
| Net capital before haircuts on securities positions | 501,231 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]) | - |
| Net capital | 501,231 |
| Net capital requirement | 88,084 |
| Excess net capital | $ 413,147 |

***COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION***

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness liabilities | $ 1,321,252 |
| Percentage of aggregate indebtedness to net capital | 264% |

**Reconciliation with Company's Computation**

There is no material difference between the computation of net capital as reported in Concorde Investment Services, LLC Part II amended (Unaudited) FOCUS report dated December 31, 2016 and the above calculations.

## *COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3*

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

## INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of Concorde Investment Services, LLC.
Livonia, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Concorde Investment Services, LLC, SIPC, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Concorde Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. Concorde Investment Services LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2287*********************MIXED AADC 220
68388 FINRA DEC
CONCORDE INVESTMENT SERVICES LLC
19500 VICTOR PKWY STE 550
LIVONIA MI 48152-7009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

________________

2. A. General Assessment (item 2e from page 2) $ 39,504.06

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 18,945.19 )

7/27/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,558.87

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $ 20,558.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________

________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONCORDE INVESTMENT SERVICES INC
(Name of Corporation, Partnership or other organization)

Kathleen A. Hofer
(Authorized Signature)

Dated the 15 day of February, 2017.

CHIEF FINANCIAL OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 22,462,847 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 6,535,952 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 124,837 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 431 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 431 |
| Total deductions | 6,661,220 |
| 2d. SIPC Net Operating Revenues | $ 15,801,627 |
| 2e. General Assessment @ .0025 | $ 39,504.06 (to page 1, line 2.A.) |

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC.
Livonia, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Concorde Investment Services, LLC identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Concorde Investment Services, LLC. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and Concorde Investment Services, LLC stated that they met the identified exemption provisions for the year ended December 31, 2016 without exception. Concorde Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concorde Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

**Concorde Investment Services, LLC**
**Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission**
**December 31, 2016**

**Concorde Investment Services, LLC Exemption Report**

The following statements are made to the best knowledge and belief of Kathleen Hofer as chief financial officer of Concorde Investment Services, LLC:

I, Kathleen Hofer, as the chief financial officer of Concorde Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.
>
> The Company met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

I, Kathleen Hofer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Kathleen A Hofer — CFO
Signature — Title

2/22/17
Date